SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.

                             FORM T-3
   FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                  TRUST INDENTURE ACT OF 1939

                            Reeves, Inc.
                        (Name of applicant)

  101 Merritt, 7 Corporation Park, 2nd Floor, Norwalk, CT  06586
             (Address of principal executive offices)

   SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED
     TITLE OF CLASS                                 AMOUNT
   13% Senior Notes due November 15, 2004        $73,004,723

Approximate date of issuance:           March 23, 1998

Name and address of agent for service:  Robert F. Ivey, Esq.
                                        Reeves, Inc.
                                        101 Merritt, 7
Corporation Park
                                        2nd Floor
                                        Norwalk, Connecticut
                                          06586
                                        (203) 846-9988

                                        With a copy to:

                                        Alan B. Hyman, Esq.
                                        Proskauer Rose LLP
                                        1585 Broadway
                                        New York, New York
                                          10036-8299
                                        (212) 969-3000

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "Act"), may determine upon the written request of the applicant.

                            GENERAL

     1. General information. Furnish the following as to the applicant:

          (a)  Form or organization.
               A corporation.

          (b) State or other sovereign power under the laws of which organized.
               Delaware.

     2. Securities Act exemption applicable. State briefly the facts relied upon by the applicant as a basis for the claim that registration of the indenture securities under the Securities Act of 1933 is not required.

     Reeves, Inc., a Delaware corporation (the "Company"), proposes to issue, as part of the Amended Joint Plan of Reorganization of Reeves Industries, Inc. (the "Debtor") and the Company, dated January 12, 1998, as modified (the "Plan of Reorganization"), its Senior Notes due November 15, 2004 (the "Senior Notes"). The Plan of Reorganization also provides for the issuance of New Senior Notes by the Debtor due November 15, 2002 (the "Debtor Notes"). Pursuant to the Plan of Reorganization, Old Senior Notes ("Old Senior Notes") and Old Subordinated Debentures ("Old Subordinated Debentures") will be exchanged for the Senior Notes, Debtor Notes and common stock of the Company. The United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") approved a Second Amended Disclosure Statement (the "Disclosure Statement") as containing "adequate information" for the purpose of soliciting votes of holders of claims or stock interests in the Debtor for acceptance or rejection of the Plan of Reorganization (Case No. 97 B 47727 (PCB)). At a hearing held on March 10, 1998, the Bankruptcy Court confirmed the Plan of Reorganization. A copy of the Disclosure Statement, with the Plan of Reorganization annexed thereto as an exhibit, is attached hereto as Exhibit T3E. The Senior Notes are to be issued under an indenture (the "Senior
Note Indenture") between the Company, the hypothecators named therein and First Trust National Association, a form of which is attached hereto as Exhibit T3C.

     The Company believes that the issuance of the Senior Notes is exempt from the registration requirements of the Securities Act of 1933 (the "Securities Act") pursuant to Section 1145(a)(1) of the United States Bankruptcy Code (the "Bankruptcy Code"). Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the issuance of securities from the registration requirements of the Securities Act and equivalent state securities and "blue sky" laws if the following conditions are satisfied: (i) the securities are issued by a debtor, an affiliate participating in a joint plan of reorganization with the debtor, or a successor of the debtor under a plan of reorganization, (ii) the recipients of the securities hold a claim against, an interest in, or a claim for an administrative expense against, the debtor, and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor, or are issued "principally" in such exchange and "partly" for cash or property. The Company believes that the issuance of securities contemplated by the Plan of Reorganization will satisfy the aforementioned requirements.

                           AFFILIATIONS

     3. Affiliates. Furnish a list or diagram of all affiliates of the applicant and indicate the respective percentages of voting securities or other bases of control.







































     The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of March 10, 1998.



                       Harts1,2


                        (100%)


                     The Company

                        (100%)


                   Reeves Industries
                         Inc.

                 (100%)


        Europe Reeves B.V.       (100%)



                              Reeves Brothers, Inc.


                               (100%)        (100%)

                                              ARA Manufacturing
                     Reeves Penna, Inc.         Company, Inc.

 (99%)       (1%)

The Reeves Company
      LLC

   (99.998%)              (.002%)

(Reeves S.p.A.)






     The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, upon the effectiveness of the Plan of Reorganization (the "Effective Date).


                       Harts3,4        Bondholders5


                        (75%)        25%


                     The Company

                        (100%)


                   Reeves Industries
                         Inc.

                 (100%)


        Europe Reeves B.V.       (100%)



                              Reeves Brothers, Inc.


                               (100%)        (100%)

                                              ARA Manufacturing
                     Reeves Penna, Inc.         Company, Inc.

 (99%)       (1%)

The Reeves Company
      LLC

   (99.998%)              (.002%)

(Reeves S.p.A.)







                     MANAGEMENT AND CONTROL

     4. Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of the applicant and all persons chosen to become directors or executive officers. Indicate all offices with the applicant held or to be held by each person named.

     Except as otherwise noted below, the address for each director and executive officer listed below is 101 Merritt, 7
Corporation Park, 2nd Floor, Norwalk, CT 06586.

        NAME                       OFFICE

     James W. Hart                      Chairman and Director

     James W. Hart, Jr.                 Director, President and
                                        Chief Executive Officer

     Douglas B. Hart                    Director, Executive Vice
                                        President and Chief
                                        Operating Officer

     Robert F. Ivey                     Vice President, General
                                        Counsel and Secretary

     Gary Linduff                       Vice President and Chief
                                        Financial Officer

     Donald R. Miller                   Senior Vice President

     Patrick M. Walsh                   Vice President-
                                        Administration

     Brian Berman6                      Director

     5. Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of the applicant.

        As of March 10, 1998  (Insert date within 31 days)

NAME AND                                            PERCENTAGE
COMPLETE            TITLE OF                        OF VOTING
 MAILING             CLASS          AMOUNT          SECURITIES
 ADDRESS             OWNED          OWNED             OWNED

James W. Hart, Jr.  Common Stock   312,750 sh        41.70%
101 Merritt
7 Corporation Park
2nd Floor
Norwalk, CT  06586

Douglas B. Hart     Common Stock   272,250 sh        36.70%
101 Merritt
7 Corporation Park
2nd Floor
Norwalk, CT  06586

Jennifer Fray       Common Stock   154,500 sh        20.60%
16 Spicewood Road
Wilton, CT  06897

      As of the effectiveness of the Plan of Reorganization


NAME AND                                               PERCENTAGE
COMPLETE            TITLE OF                           OF VOTING
MAILING              CLASS         AMOUNT              SECURITIES
 ADDRESS             OWNED         OWNED               OWNED

James W. Hart, Jr.  Class A
101 Merritt         Common Stock   312,750 sh           31.30%
7 Corporation Park
2nd Floor
Norwalk, CT  06586

Douglas B. Hart     Class A
101 Merritt         Common Stock   272,250 sh           27.50%
7 Corporation Park
2nd Floor
Norwalk, CT  06586
Class A Common Stock

Jennifer Fray       Class A
16 Spicewood Road   Common Stock   154,500 sh           15.40%
Wilton, CT  06897

Oaktree Capital     Class B
Management LLC      Common Stock   158,898 sh           15.90%
550 South Hope Street
22nd Floor
Los Angeles, CA 90071


                          UNDERWRITERS

     6. Underwriters. Give the name and complete mailing address of (a) each person who, within three years prior to the date of filing the application, acted as an underwriter of any securities of the obligor which were outstanding on the date of filing the application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

          (a)  None.
          (b)  None.

                        CAPITAL SECURITIES

     7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

           As of March 10, 1998 (Insert date within 31 days)


TITLE OF CLASS      AMOUNT AUTHORIZED   AMOUNT OUTSTANDING
Common Stock, par value
 .001 per share           1,000,000 sh             750,000 sh


      As of the Effective Date of the Plan of Reorganization


TITLE OF CLASS      AMOUNT AUTHORIZED   AMOUNT OUTSTANDING
Class A Common Stock,
par value $.01 per share 1,000,000 sh             750,000 sh

Class B Common Stock,
par value $.01 per share 2,000,000 sh             250,000 sh

Senior Notes due 2002    $73,004,723              $73,004,723


     (b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

     Each outstanding share of the Company's existing Common
Stock and new Class A and Class B Common Stock has or will have, as applicable, one vote with respect to all matters subject to common stockholder vote.

     Holders of the Senior Notes due 2004 do not have any voting rights by reason of ownership of those securities.






                       INDENTURE SECURITIES

     8. Analysis of indenture provisions. Insert at this point the analysis of indenture provisions required under section
305(a)(2) of the Act.7

     (A)  Events of Default and Notice of Default.

     The following are Events of Default under the Indenture:

          (i) failure by the Company to pay interest on the Notes for 30 days after becoming due;

          (ii) failure by the Company to pay the principal of or premium (if any) on the Notes, whether at maturity or upon acceleration, redemption or otherwise (including the failure to repurchase the Notes tendered pursuant to a Change of Control Offer or an Asset Sale Offer);

          (iii)     failure by the Company or any of its
Subsidiaries to comply with the provisions of Section 4.8, 4.9 or
5.1 of the Indenture;

          (iv) the failure of the Company to comply with any of its covenants or the breach by the Company of any of its representations or warranties in any material respect under the Restructuring Agreement as of the Additional Interest Calculation Date or failure by the Company or any of its Subsidiaries to comply with any of its covenants or the breach by the Company or any of its Subsidiaries of any of its representations or warranties in any material respect under the Indenture (other than a breach of a covenant, representation or warranty which is specifically provided for elsewhere in Section 6.1 of the Indenture) for 30 days after written notice specifying the failure and that the same is a Default shall have been given to the Company by the Trustee or Holders of 25% in principal amount of the Notes outstanding;

          (v) default or defaults, including a payment default (after giving effect to all applicable grace periods), under one or more agreements, instruments, mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any of its Subsidiaries has an aggregate outstanding principal amount of Indebtedness in excess of $5 million for all such issues of all such Persons and either (x) such Indebtedness is already due and payable in full or (y) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness;

          (vi) any final judgment or order (not covered by insurance) is entered against the Company or any Subsidiary in excess of $5 million either individually or in the aggregate for all such final judgments or orders against all such Persons and remains undischarged or unstayed for 60 days;

          (vii)     the Company or any of its Subsidiaries
pursuant to or within the meaning of any Bankruptcy Law:

               (a)  commences a voluntary case or proceeding,

               (b) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding,

               (c) consents to the appointment of a Custodian of it or for all or substantially all of its property,

               (d) consents to the institution of a bankruptcy or an insolvency proceeding against it,

               (e) makes a general assignment for the benefit of its creditors,

               (f) takes any corporate action to authorize or effect any of the foregoing, or

               (g) generally is not able to pay its debts as they become due;

          (viii) a court of competent jurisdiction enters a judgment, decree or order under any Bankruptcy Law that is for relief against the Company or any Significant Subsidiary of the Company, in an involuntary case or proceeding which shall:

               (a) approve a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any Subsidiary of the Company,

               (b) appoint a Custodian for the Company or any Subsidiary of the Company or for all or substantially all of the property of any of them, or

               (c) order the winding-up or liquidation of the Company or any Subsidiary of the Company, and in each case the judgment, order or decree remains unstayed and in effect for 60 days;

                    (ix) failure by an Hypothecator to comply with any of its covenants or the breach by any Hypothecator of any of its representations or warranties under the Non-Recourse Pledge Agreement for 30 days (or for six months only with respect to Section 4(b) of the Non-Recourse Pledge Agreement) after written notice specifying the failure and that the same is a Default shall have been given to the Company by the Trustee or Holders of 25% in principal amount of the Notes outstanding; or

                    (x)  any Lien granted or purported to be
granted pursuant to the Non-Recourse Pledge Agreement shall be or become unenforceable or invalid, or the priority thereof shall become diminished, or any Hypothecator shall contest or disaffirm any such Lien.

     If a Default or an Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in the payment of principal, premium, if any, or interest on a Note, the Trustee may withhold the notice if and so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of the Holders.

     (B) Authentication and Delivery of the Notes and the Application of Proceeds Thereof.

     A Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under the Indenture. The Trustee shall, upon receipt of a Company Order, authenticate Notes for original issue in the aggregate principal amount of $73,004,723. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Notes. An authenticating agent may authenticate the Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate of the Company.

     On the Issue Date, the Notes shall be initially issued in the form of one or more permanent global Notes, in registered form, deposited with the Trustee, as custodian for the Depository.

     There will be no proceeds from the issuance of the Notes because the Notes will be issued, as part of an exchange, as provided in the Plan.

     (C) Release of Property Subject to the Lien of the Indenture.

     The Company's obligations under the Notes issued under the Indenture are not secured by any liens or security interests on any assets of the Company. The obligations of the Company to pay Additional Interest are secured by the non-recourse pledge by the Hypothecators of the Pledged Collateral.

     (D)  Satisfaction and Discharge of Indenture.

     The Indenture shall cease to be of further effect (except that the Company's obligations under Section 7.7 and the Company's, the Trustee's and any Paying Agent's obligations under
Section 8.6 of the Indenture shall survive) when all outstanding Notes theretofore authenticated and issued have been delivered (other than destroyed, lost or stolen Notes that have been replaced or paid) to the Trustee for cancellation and the Company has paid all sums payable under the Indenture.

     In addition, the Company shall be deemed to have been discharged from its obligations, with certain specified exceptions, with respect to all outstanding Notes under the following circumstances:

          (i) the Company must irrevocably deposit or cause to be deposited with the Trustee or with a trustee satisfactory to the Trustee and the Company under the terms of an irrevocable trust agreement in form and substance reasonably satisfactory to the Trustee, in trust, for the benefit of the Holders of the Notes, (A) cash in United States dollars or (B) Government Securities maturing as to principal and interest in such amounts and at such times, or (C) a combination thereof, in each case, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding Notes;

          (ii) in the case of an election under Section 8.2 of the Indenture, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (iii) in the case of an election under Section 8.3 of the Indenture, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (iv) no Default or Event of Default shall have occurred and be continuing (1) on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness all or a portion of the proceeds of which will be used to defease the Notes pursuant to Article Eight of the Indenture concurrently with such incurrence) or (2) insofar as
Section 6.1(vii) or Section 6.1(viii) of the Indenture is concerned, at any time during the period ending on the 91st day after the date of deposit (it being understood that the condition in this clause (2) is a condition subsequent and shall not be deemed satisfied until the expiration of such period);

          (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

          (vi) 123 days pass after the deposit is made and during the 123-day period no Event of Default specified in Section
6.1(vii) or (viii) with respect to the Company occurs which is continuing at the end of the period;

          (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any actual creditors of the Company;

          (viii) the Company shall deliver to the Trustee an Opinion of Counsel stating that, as a result of such Legal Defeasance or Covenant Defeasance the trust created hereunder shall not be required to register as an investment company under, or otherwise be subject to, the Investment Company Act of 1940, as amended; and

          (ix) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

     (E) Evidence as to Compliance with Conditions and Covenants.

          (i) The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate of the principal executive officer, the principal financial officer or the principal accounting officer of the Company stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred and is pending, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Notes is prohibited or, if such event has occurred, a description of the event and what action, if any, the Company is taking or proposes to take with respect thereto and listing all redemptions of Notes and Restricted Payments made during the period covered by the certificate, if any. For purposes of Section 4.4(a) of the Indenture, such compliance shall be determined without regard to any grace period or requirement of notice provided pursuant to the terms of the Indenture.

          (ii) So long as not contrary to the then generally accepted auditing and accounting standards, the year-end financial statements delivered pursuant to Section 4.3 (a) above shall be accompanied by a written statement of the Company's independent public accountants (who shall be a firm of established national reputation) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Company has violated any provisions of Sections 4.1, 4.5, 4.9, 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.17, 4.18 or 5.1 of the
Indenture as they relate solely to accounting matters or, if any such violation has occurred and has come to their attention, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation. It is specifically understood by all parties that the accountant's examination is not designed primarily toward obtaining such knowledge.

          (iii) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, promptly, but in any case within 3 Business Days of any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action, if any, the Company is taking or proposes to take with respect thereto.

     9. Other Obligors. Give the name and complete mailing address of any person, other than the applicant, who is an obligor upon the indenture securities.

     See Item 8(C) generally and also Items 4 and 5 for the addresses of the Hypothecators.

     Contents of application for qualification. This application for qualification comprises

     (a)  Pages numbered 1 to 11, consecutively.

     (b) The statement of eligibility and qualification of each trustee under the indenture or to be qualified.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A.   Certificate of Incorporation of the Company.  The
               Certificate of Incorporation will be amended in connection with the Plan of Reorganization. The form of Amended and Restated Certificate of Incorporation of the Company is attached as Exhibit H to the Disclosure Statement (Exhibit
               T3E).

Exhibit T3B.   By-Laws of the Company.  The By-Laws will be
               amended in connection with the Plan of
               Reorganization. The form of Restated By-Laws of the Company is attached as Exhibit H to the Disclosure Statement (Exhibit T3E).

Exhibit T3C.   Form of the Senior Note Indenture between the
               Company, the Hypothecators named therein and First
               Trust National Association.

Exhibit T3D.   Not applicable.

Exhibit T3E.   A copy of the Second Amended Disclosure Statement
               regarding the Amended Joint Plan of
               Reorganization, with certain exhibits thereto.

Exhibit T3F.   A cross reference sheet showing the location in
               the Senior Note Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939, included in Exhibit T3C.



                           SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Reeves, Inc., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New York, and State of New York,
on the                          day of March, 1998.

                                   REEVES, INC.

Attest                             By /s/ James W. Hart, Jr.
                                   James W. Hart, Jr.
                                   President and Chief Executive
                                   Officer

















EXHIBIT T3F

CROSS-REFERENCE TABLE*


Trust Indenture Act Section                  Indenture Section

310(a)(1). . . . . . . . . . . . . . .                    7.10
  (a)(2) . . . . . . . . . . . . . . .                    7.10
  (a)(3) . . . . . . . . . . . . . . .                    N.A.
  (a)(4) . . . . . . . . . . . . . . .                    N.A.
  (a)(5) . . . . . . . . . . . . . . .                    7.10
  (b). . . . . . . . . . . . . . . . .              7.08, 7.10
  (c). . . . . . . . . . . . . . . . .                    N.A.
311(a) . . . . . . . . . . . . . . . .                    7.11
  (b). . . . . . . . . . . . . . . . .                    7.11
  (c). . . . . . . . . . . . . . . . .                    N.A.
312(a) . . . . . . . . . . . . . . . .                    2.05
  (b). . . . . . . . . . . . . . . . .                   12.03
  (c). . . . . . . . . . . . . . . . .                   12.03
313(a) . . . . . . . . . . . . . . . .                    7.06
  (b)(1) . . . . . . . . . . . . . . .                    N.A.
  (b)(2) . . . . . . . . . . . . . . .                    7.06
  (c). . . . . . . . . . . . . . . . .             7.06, 12.02
  (d). . . . . . . . . . . . . . . . .                    7.06
314(a) . . . . . . . . . . . . . . . .        4.03, 4.04, 12.02
  (b)  . . . . . . . . . . . . . . . .                    10.02
  (c)(1) . . . . . . . . . . . . . . .                    12.04
  (c)(2) . . . . . . . . . . . . . . .                    12.04
  (c)(3) . . . . . . . . . . . . . . .                    N.A.
  (d)  . . . . . . . . . . . . . . . .                    10.02
  (e). . . . . . . . . . . . . . . . .           .        12.05
  (f). . . . . . . . . . . . . . . . .                    N.A.
315(a) . . . . . . . . . . . . . . . .                    7.01
  (b). . . . . . . . . . . . . . . . .             7.05, 12.02
  (c). . . . . . . . . . . . . . . . .                    7.01
  (d). . . . . . . . . . . . . . . . .                    7.01
  (e). . . . . . . . . . . . . . . . .                    6.11
316(a)(last sentence). . . . . . . . .                    2.09
  (a)(1)(A). . . . . . . . . . . . . .                    6.05
  (a)(1)(B). . . . . . . . . . . . . .                    6.04
  (a)(2) . . . . . . . . . . . . . . .                    N.A.
  (b). . . . . . . . . . . . . . . . .                    6.07
  (c). . . . . . . . . . . . . . . . .                    2.12
317(a)(1). . . . . . . . . . . . . . .                    6.08
  (a)(2) . . . . . . . . . . . . . . .                    6.09
  (b). . . . . . . . . . . . . . . . .                    2.04
318(a) . . . . . . . . . . . . . . . .                   12.01
  (b). . . . . . . . . . . . . . . . .                    N.A.
  (c). . . . . . . . . . . . . . . . .                   12.01


"N.A." means not applicable.
*This Cross-Reference Table is not part of the Indenture.

















































                            FOOTNOTE


1.  The term "Harts" refers to James W. Hart, James W. Hart, Jr.,
Douglas B. Hart and Jennifer Fray, who own approximately 1%,
41.7%, 36.7% and 20.6%, respectively, of the Company.

2. James W. Hart owns a controlling interest in Fenchurch, Inc., a Delaware corporation, which was the parent corporation of the Company prior to March 10, 1998.

3.  The term "Harts" refers to James W. Hart, James W. Hart, Jr.,
Douglas B. Hart and Jennifer Fray, who will own approximately
 .8%, 31.3%, 27.5% and 15.4%, respectively, of the Company upon the effectiveness of the Plan of Reorganization.

4. James W. Hart owns a controlling interest in Fenchurch, Inc., a Delaware corporation, which was the parent corporation of the Company prior to March 10, 1998.

5.  The term "Bondholders" refers to the holders of Old Senior
Notes, Old Subordinated Debentures, Senior Notes, and Debtor
Notes.

6.  Mr. Berman's address is c/o Oaktree Capital Management LLC,
550 South Hope Street, 22nd Floor, Los Angeles, CA 90071.

7. All capitalized terms used in this Item 8 shall have the same meaning, unless otherwise defined, as that provided in the Senior
Note Indenture.